Shanda Interactive Entertainment Limited Announces
Results of Annual General Meeting

Shanghai, China – December 12, 2008 – Shanda Interactive Entertainment Limited (NasdaqGS: SNDA, the “Company”), a leading interactive entertainment media company in China, today announced the results of the shareholder votes at its 2008 Annual General Meeting of Shareholders held on December 8, 2008 at 10:00 A.M. (Hong Kong time).

At the meeting, the Company’s shareholders re-elected Tianqiao Chen, Danian Chen, Qianqian Luo, Jingsheng Huang, Chengyu Xiong, Bruno Wu, Qunzhao Tan and Grace Wu to serve as members of the Board of Directors until the next annual meeting of shareholders to take place in 2009. Jun Tang had previously notified the Board of Directors of his intention to retire his position as a director of the Company.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Contact

Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@snda.com

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